Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in KANZHUN LIMITED, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

KANZHUN LIMITED

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE SHARES
AND REPURCHASE SHARES AND/OR ADSS,

PROPOSED RE-ELECTION OF DIRECTORS,
PROPOSED RE-APPOINTMENT OF AUDITOR,
AND

NOTICE OF THE ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 6 to 12 of this circular.

A notice convening the AGM to be held at 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China on Friday, June 28, 2024 at 3 p.m. Beijing time, are set out on pages 24 to 29 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of HKEXnews (www.hkexnews.hk) and the Company (https://ir.zhipin.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m, Hong Kong time, on Wednesday, June 26, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A must receive your voting instructions by no later than 10 a.m., New York Time, on Thursday, June 20, 2024 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, holders of Treasury Shares (if any) shall abstain from voting at the AGM.

May 22, 2024

APPENDIX I	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	13

APPENDIX II	–	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM	17

NOTICE OF THE ANNUAL GENERAL MEETING			24

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2020 Share Incentive Plan”	the 2020 global share plan our Company adopted in September 2020, which was amended and restated in May 2021, as amended from time to time

“ADS(s)”	American Depositary Shares issued by the Depositary pursuant to the Deposit Agreement in respect of our Class A Ordinary Shares deposited in our ADS program, each ADS representing two (2) Class A Ordinary Shares on deposit with the Custodian

“ADS Record Date”	close of business on May 23, 2024 (New York time)

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on Friday, June 28, 2024 at 3 p.m. Beijing time to consider and, if thought fit, approve, the proposed resolutions as set out in the notice of such meeting which is set out on pages 24 to 29 of this circular, or any adjournment thereof

“Articles” or “Articles of Association”	the fifteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Auditor”	PricewaterhouseCoopers, the external auditor of the Company

“Board”	the board of Directors of the Company

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

DEFINITIONS

“Class A Ordinary Shares”

class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting (save for any Treasury Shares, the holders of which shall abstain from voting at the Company’s general meeting)

“Class B Ordinary Shares”

class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”, “our Company”, or “the Company”	KANZHUN LIMITED, a company with limited liability incorporated in the Cayman Islands on January 16, 2014

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Custodian”	Citibank, N.A. – Hong Kong, the custodian of the Company’s ADS program

“Depositary”	Citibank, N.A., the depositary of the Company’s ADS program

“Deposit Agreement”	Deposit Agreement, dated as of June 15, 2021, by and among the Company, the Depositary, and the holders and beneficial owners of ADSs issued thereunder

“Directors”	the director(s) of our Company

DEFINITIONS

“Group”, “our Group”, “the Group”, “we”, “us”, or “our”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HKSCC”	Hong Kong Securities Clearing Company Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	May 16, 2024, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Laws”	all Laws, statutes, legislation, ordinances, rules, regulations, guidelines, opinions, notices, circulars, orders, judgments, decrees, or rulings of any Governmental Authority (including, without limitation, the Stock Exchange and the SFC) of all relevant jurisdictions

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules on December 22, 2022

“Listing Date”	December 22, 2022, on which the Class A Ordinary Shares are to be listed and on which dealings in the Class A Ordinary Shares are to be first permitted to take place on the Stock Exchange

“Listing Document”	the listing document of the Company dated December 16, 2022

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Mr. Zhao”	Mr. Peng Zhao, an executive director and the chief executive officer of our Company, the founder of our Group, the WVR Beneficiary and our Controlling Shareholder

“Nasdaq”	The Nasdaq Global Select Market

DEFINITIONS

“Post-IPO Share Scheme”	the share incentive plan conditionally approved and adopted by our Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“SFC”	Securities and Futures Commission of Hong Kong

“Share Incentive Plans”	collectively, the 2020 Share Incentive Plan and the Post-IPO Share Scheme

“Share Record Date”	close of business on May 23, 2024 (Hong Kong time)

“Shareholders”	holder(s) of the Share(s)

“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it in section 15 of the Companies Ordinance

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	Code on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended, supplemented or otherwise modified from time to time

“Treasury Shares”	has the meaning ascribed to it in the Proposed Amendments to the Listing Rules which will come into effect on June 11, 2024

“US$”	U.S. dollars, the lawful currency of the United States

DEFINITIONS

“weighted voting right(s)”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao, being the beneficial owner of the Class B Ordinary Shares, entitling to weighted voting rights

“%”	percent

LETTER FROM THE BOARD

KANZHUN LIMITED

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

Executive Directors:

Mr. Peng Zhao (趙鵬)

(Founder, Chairman and Chief Executive Officer)

Mr. Yu Zhang (張宇)
Mr. Xu Chen (陳旭)
Mr. Tao Zhang (張濤)

Ms. Xiehua Wang (王燮華)

Non-executive Director:

Mr. Haiyang Yu (余海洋)

Independent non-executive Directors:

Mr. Yonggang Sun (孫永剛)
Mr. Yan Li (李延)

Ms. Mengyuan Dong (董夢媛)

Registered Office:

PO Box 309

Ugland House

Grand Cayman KY1-1104
Cayman Islands

     Head Office and Principal Place of Business in China:

18/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing

100020, People’s Republic of China

    Principal Place of Business in Hong Kong:

5/F, Manulife Place

348 Kwun Tong Road Kowloon, Hong Kong

May 22, 2024

To the Shareholders

Dear Sir or Madam,

PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE SHARES
AND REPURCHASE SHARES AND/OR ADSS,

PROPOSED RE-ELECTION OF DIRECTORS,
PROPOSED RE-APPOINTMENT OF AUDITOR,

AND

NOTICE OF THE ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China on Friday, June 28, 2024. The AGM will commence at 3 p.m. (Beijing time).

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meeting:

(a)	the proposed grant of a general mandate to issue Shares;

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors; and

(d)	the proposed re-appointment of Auditor.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on June 26, 2023, the Directors were given a general mandate to allot, issue and deal with Shares. Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

Upon the Proposed Amendments to the Listing Rules as to Treasury Shares coming into effect on June 11, 2024, in order to give the Company the flexibility to issue Class A Ordinary Shares (including any sale or transfer of Treasury Shares) if and when appropriate, without needing to convene a general meeting for each and every such issuance, sale and/or transfer of Treasury Shares, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with Class A Ordinary Shares (including any sale or transfer of Treasury Shares) not exceeding 15% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of such resolution (the “Issuance and Resale Mandate”).

For the avoidance of doubt, subject to Shareholders considering and approving, among others, the Issuance and Resale Mandate at the AGM, the Company will only become able to utilize the Issuance and Resale Mandate to resell and/or transfer any Shares out of treasury and held as Treasury Shares after the Proposed Amendments to the Listing Rules as to Treasury Shares come into effect on June 11, 2024.

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 748,837,967 Class A Ordinary Shares and 139,216,577 Class B Ordinary Shares (excluding the 2,098,960 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date). Subject to the passing of the ordinary resolution 8 and on the assumption that the issued and outstanding shares of the Company remain unchanged as at the date of the AGM, i.e. being 888,054,544 Shares, the Company will be allowed to issue (or transfer out of the treasury) a maximum of 133,208,182 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares (including the sale or transfer of Treasury Shares) pursuant to the Issuance and Resale Mandate.

LETTER FROM THE BOARD

In addition, subject to a separate approval of the ordinary resolution 10, the number of Shares and/or ADSs purchased by the Company under ordinary resolution 9 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution 8 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any Treasury Shares) as at the date of passing the resolutions in relation to the Issuance and Resale Mandate and the Repurchase Mandate (as defined below).

Details of the Issuance and Resale Mandate are set out in ordinary resolution 8 in the notice of the AGM set out on pages 25 to 26 of this circular. The Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable Laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), is revoked or varied by an ordinary resolution of the Shareholders.

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

At the annual general meeting of the Company held on June 26, 2023, the Directors were given a general mandate to repurchase Shares. Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every such repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 748,837,967 Class A Ordinary Shares and 139,216,577 Class B Ordinary Shares (excluding the 2,098,960 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date). Subject to the passing of the ordinary resolution 9 and on the assumption that the issued and outstanding shares of the Company remain unchanged as at the date of the AGM, i.e. being 888,054,544 Shares, the Company will be allowed to repurchase a maximum of 88,805,454 Class A Ordinary Shares.

LETTER FROM THE BOARD

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Repurchase Mandate, if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable Laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.	PROPOSED RE-ELECTION OF THE DIRECTORS

Pursuant to Article 94(d) of the Articles of Association, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation and shall be eligible for re-election at every annual general meeting, provided that every Director (including every independent non-executive Director and/or those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Accordingly, Mr. Peng Zhao, Mr. Tao Zhang and Ms. Xiehua Wang, shall retire at the AGM and, being eligible, will offer themselves for re-election at the AGM. Pursuant to Article 94(e) of the Articles of Association, Mr. Yan Li and Ms. Mengyuan Dong, who was appointed as an independent non-executive Director with effect from October 18, 2023 and May 21, 2024, respectively, will hold office until the AGM and, being eligible, will offer themselves for re-election.

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board diversity policy, Director Nomination Policy and the Company’s corporate strategy. The Nomination Committee and the Board are satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of all the retiring Directors who are due to retire at the AGM.

At the time of appointment as an independent non-executive Director, Mr. Yan Li and Ms. Mengyuan Dong have confirmed their independence with reference to the factors set out in Rule 3.13 of the Listing Rules. Mr. Yan Li has submitted to the Stock Exchange a written confirmation concerning his independence to the Company. Mr. Yan Li has confirmed that there is no subsequent change of circumstances which may affect his independence which would require him to inform the Stock Exchange. The Company has received written annual confirmation from Mr. Yan Li on his independence in accordance with the Listing Rules. Ms. Mengyuan Dong has confirmed her independence pursuant to Rule 3.13 of the Listing Rules in her confirmation of independence and understanding of director’s obligations letter.

LETTER FROM THE BOARD

In determining the proposal to re-elect Mr. Yan Li and Ms. Mengyuan Dong as independent non-executive Directors, (i) the Board and the Nomination Committee of the Company has assessed and reviewed the annual confirmation of independence based on the criteria set out in Rule 3.13 of the Listing Rules of Mr. Yan Li, and confirmation of independence and understanding of director’s obligations letter from Ms. Mengyuan Dong, and is satisfied of the independence of Mr. Yan Li and Ms. Mengyuan Dong; (ii) the Nomination Committee and the Board of the Company have reviewed the biographies of Mr. Yan Li and Ms. Mengyuan Dong and Mr. Yan Li’s past performance, and assessed their suitability to be re-elected based on their reputation for integrity and extensive working experience having regard to the Board diversity policy adopted by the Company; and (iii) the Board is satisfied that through exercising the scrutinising and monitoring function of an independent non- executive Director, Mr. Yan Li and Ms. Mengyuan Dong provide independent and objective judgments and advice to the Board to safeguard the interests of the Company and the Shareholders as a whole.

Mr. Yan Li is currently the chairman of the Nomination Committee and Corporate Governance Committee, and a member of the Audit Committee of the Company. He has been demonstrating firm commitments to his roles and always places great importance on high standards of corporate governance. Due to his professional skills and experience in management services, which span across various business sectors, including intellectual property rights protection and technology development, Mr. Yan Li is able to provide valuable and useful guidance to the Board. Being a member of the Board with extensive knowledge and experience, the Board considers that Mr. Yan Li’s professional knowledge and experience contribute to the diversity of the Board.

Ms. Mengyuan Dong is currently the chairman of the Audit Committee, and a member of Compensation Committee and Corporate Governance Committee of the Company. Due to her expertise, professional skills and experience in financial and investment management, Ms. Mengyuan Dong is able to provide valuable and useful guidance to the Board. The Board considers that Ms. Mengyuan Dong’s professional knowledge and experience contribute to the diversity of the Board.

In view of the foregoing factors, the Board believes that Mr. Yan Li and Ms. Mengyuan Dong have the character, integrity, independence and expertise to fulfill their role as an independent non-executive Director effectively and will bring valuable experience and knowledge to the Board and would recommend Mr. Yan Li and Ms. Mengyuan Dong for re-election as an independent non-executive Director at the AGM.

Details of the Directors proposed to be re-elected at the AGM are set out in Appendix II to this circular.

LETTER FROM THE BOARD

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint PricewaterhouseCoopers as the independent auditor of the Company for the year ending December 31, 2024 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. PricewaterhouseCoopers have indicated their willingness to be re-appointed as auditor of the Company for the said period.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China on Friday, June 28, 2024. The AGM will commence at 3 p.m. (Beijing time).

The Notice of the Annual General Meeting is set out on pages 24 to 29 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules. The notice is also available for viewing on the Company’s website at https://ir.zhipin.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date are cordially invited to submit your voting instructions to Citibank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m., Hong Kong time, on Wednesday, June 26, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A. must receive your voting instructions by no later than 10 a.m., New York time, on Thursday, June 20, 2024 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by Shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published on the website of the Company at https://ir.zhipin.com/ and the website of HKEXnews at www.hkexnews.hk after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

LETTER FROM THE BOARD

The Company is controlled through weighted voting rights. Holders of Class A Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote per Share. Holders of Class B Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have ten votes per Share (i.e. resolutions 1 to 4, 7 to 10 in the notice of the AGM), save for resolutions with respect to any Reserved Matters, in which case they shall have one vote per Share (i.e. resolutions 5, 6 and 11, re-election of independent non-executive Directors and the re-appointment of Auditor, in the notice of the AGM). Holders of Class A Shares and Class B Shares shall at all times vote together as one class.

For the avoidance of doubt, holders of Treasury Shares (if any) have no voting rights at the Company’s general meeting.

7.	RECOMMENDATIONS

The Directors (including independent non-executive Directors) are of the opinion that all the proposed resolutions are in the interests of the Company and the Shareholders as a whole and so recommend you to vote in favour of all the resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding shares of the Company comprised 748,837,967 Class A Ordinary Shares and 139,216,577 Class B Ordinary Shares (excluding the 2,098,960 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date). Subject to the passing of the ordinary resolution set out in item 7 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the assumption that the issued and outstanding shares of the Company remain unchanged as at the date of the AGM, i.e. being 888,054,544 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 88,805,454 Shares, representing 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association, the Listing Rules, the applicable Laws of the Cayman Islands and/or any other applicable Laws, as the case may be.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2023) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class A Ordinary Shares or Class A Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as Treasury Shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company should pay attention to any announcement to be published by the Company in the future, including but without limitation, any next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, disclose the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any Treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall, upon approval by the Board, implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation): (i) procuring its broker not to give an instructions to HKSCC to vote at general meetings for the Treasury Shares deposited with CCASS; (ii) in the case of dividends or distributions (if any and where applicable), the Company shall withdraw the Treasury Shares from CCASS, and either re-register them in its own name as Treasury Shares or cancel them, in each case before the relevant record date for the dividend or distributions; or (iii) take any other measures to ensure that the Company will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as Treasury Shares.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Zhao. Mr. Zhao, was interested in an aggregate of 139,216,577 Class B Ordinary Shares and 413,824 Class A Ordinary Shares within the meaning of Part XV of the SFO, representing approximately 65.04% of the voting rights in our Company. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue (excluding any Treasury Shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Zhao to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the proposed share repurchase has any unusual features.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange in each of the twelve months up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2023
May	70.50	69.90
June	66.00	57.00
July	56.90	56.90
August	60.00	58.20
September	58.00	57.50
October	58.00	57.95
November	57.95	57.95
December	57.85	57.85

2024
January	59.00	50.65
February	56.95	51.00
March	78.50	54.00
April	76.95	67.65
May (up to and including the Latest Practicable Date)	84.10	82.50

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has repurchased a total of 2,638,984 Class A Ordinary Shares on the Nasdaq and the details were set out below:

		Price per Share
Date of repurchase	No. of Shares	Highest	Lowest
		US$	US$
December 5, 2023	550,296	7.395	7.000
December 6, 2023	394,914	7.640	7.495
December 7, 2023	388,526	7.915	7.635
December 19, 2023	250,618	8.065	7.740
December 20, 2023	250,856	7.990	7.875
December 21, 2023	252,850	7.945	7.830
March 27, 2024	550,924	9.170	8.935

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Listing Rules, the details of the Directors, proposed to be re-elected at the AGM are provided below.

(1)	ZHAO Peng

Position and experience

Mr. Peng Zhao (趙鵬), aged 53, is an executive Director and our founder, and has served as the chairman of the Board and the Chief Executive Officer since our inception and guided our development and growth. Mr. Zhao has more than 19 years of experience in the internet industry and more than 25 years of experience in human resources services. He was an investor and took on a senior management role of Quickerbuy Inc., a service e-commerce platform, from 2011 to 2013. From May 2005 to July 2010, Mr. Zhao was at Zhaopin Ltd., a leading online recruitment platform, where he eventually became Chief Executive Officer. From July 1994 to May 2005, Mr. Zhao devoted his time to youth development research and volunteer projects in social organizations and took on various roles in those organizations including the China Youth Volunteers Association. Mr. Zhao received his bachelor’s degree in law from Peking University in 1994.

Save as disclosed above, Mr. Zhao has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the amended and restated Director agreement with the Company, the term of appointment of Mr. Zhao shall be for an initial term of three years with effect from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated Director agreement, be automatically renewed for successive period of three years.

Relationships

Save as disclosed herein, as far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhao did not have any relationships with other Directors, senior management, substantial Shareholders or controlling Shareholders.

Interests in Shares

As far as the Directors are aware, Mr. Zhao had interested or was deemed to be interested in (i) 139,216,577 Class B Ordinary Shares and (ii) 413,824 Class A Ordinary Shares within the meaning of Part XV of the SFO, which in aggregate held by TECHWOLF LIMITED, representing approximately 15.7% of the issued and outstanding shares of the Company as of the Latest Practicable Date. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Save as disclosed above, Mr. Zhao does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Zhao will not receive any remuneration in his capacity as an executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhao to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Zhao that need to be brought to the attention of the Shareholders.

(2)	ZHANG Tao

Position and experience

Mr. Tao Zhang (張濤), aged 42, has served as our Chief Technology Officer since our inception. He has served as our Director since May 2021 and was re-designated as an executive Director with effect from December 16, 2022. He is in charge of the research and development and information technology infrastructure of our Group. Mr. Zhang has over 17 years of experience in the software engineering and internet industry. Prior to joining us, Mr. Zhang served in various companies, including group companies of IBM, Renren Inc., a China-based social media platform, and Baidu Inc., one of the leading Chinese language Internet search service providers. Mr. Zhang received his bachelor’s degree from Beijing Information Engineering College (which was merged with Beijing Institute of Machinery and renamed Beijing Information Science and Technology University in 2008) and master’s degree from Beihang University.

Save as disclosed above, Mr. Zhang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the amended and restated Director agreement with the Company, the term of appointment of Mr. Zhang shall be for an initial term of three years with effect from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated Director agreement, be automatically renewed for successive period of three years.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang did not have any relationships with other Directors, senior management, substantial Shareholders or controlling Shareholders.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang was interested in an aggregate of 3,079,258 Class A Ordinary Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Zhang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Zhang will not receive any remuneration in his capacity as an executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Zhang that need to be brought to the attention of the Shareholders.

(3)	WANG Xiehua

Position and experience

Ms. Xiehua Wang (王燮華), aged 36, is currently our Vice President of Product. She has served as our Director since April 2022 and was re-designated as an executive Director with effect from December 16, 2022. Ms. Wang has over 11 years of experience in product management in internet companies. Prior to joining us, Ms. Wang was a senior product manager of Lianjia (currently known as KE Holdings Inc.), a leading housing transactions and services platform in China. Ms. Wang worked at a group company of Baidu Inc. from June 2013 to April 2016, with her last position being the senior product designer, and worked at a group company of Renren Inc. from July 2012 to May 2013. Ms. Wang received her bachelor’s and master’s degrees from Communication University of China.

Save as disclosed above, Ms. Wang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Length of service

Pursuant to the amended and restated Director agreement with the Company, the term of appointment of Ms. Wang shall be for an initial term of three years with effect from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated Director agreement, be automatically renewed for successive period of three years.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Wang did not have any relationships with other Directors, senior management, substantial Shareholders or controlling Shareholders.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Wang was interested in an aggregate of 1,463,702 Class A Ordinary Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Ms. Wang does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Ms. Wang will not receive any remuneration in her capacity as an executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Ms. Wang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Ms. Wang that need to be brought to the attention of the Shareholders.

(4)	LI Yan

Position and experience

Mr. Yan Li (李延), aged 53, is a seasoned strategic expert with over 20 years of experience in management services, which span across various business sectors, including intellectual property rights (“IPR”) protection and technology development. Mr. Li is currently serving as the general manager of Metis IP, a company which provides IPR related services. He was formerly the director and general manager of Beijing Runqian Information System Technology Co., Ltd., a PRC-based technology and software development company, from January 2006 to January 2016. Prior to that, Mr. Li was the division general manager of China International Electronic Commerce Center (CIECC), a China-based nationwide provider of e-commerce services and infrastructure, from November 2000 to June 2002. Mr. Li received his bachelor’s degree in science from Peking University in June 1994.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Save as disclosed above, Mr. Li has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the Director agreement with the Company, the term of appointment of Mr. Li shall be for a term of three years with effect from October 18, 2023. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated Director agreement, be automatically renewed for successive period of three years.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li did not have any relationships with other Directors, senior management, substantial Shareholders or controlling Shareholders.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li was interested in an aggregate of 8,424 Class A Ordinary Shares within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Li does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Li will receive a Director’s fee per annum of US$80,000 or equivalent in cash and 4,212 share awards to be granted pursuant to an effective share incentive plan of the Company per annum in his capacity as an independent non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Li to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Li that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

(5)	DONG Mengyuan

Position and experience

Ms. Mengyuan Dong, aged 38, is a financing and investment expert with over 12 years of experience in capital market industry. Ms. Dong previously held the position of a director at Huaxing Growth Capital from July 2022 to May 2024, during which she was responsible for research and investment initiatives across multiple business sectors, including consumer, internet, social media, healthcare, and property management. Prior to that, Ms. Dong worked in the financial advisory and investment banking departments at China Renaissance Holdings Limited from October 2012 to July 2022, with her last position being a director. Ms. Dong also worked as a public relations manager at Hill & Knowlton (China) Public Relations Co., Ltd. from July 2008 to March 2011. Ms. Dong received her Bachelor of Arts degree from Fudan University in July 2008.

Save as disclosed above, Ms. Dong has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the Director agreement with the Company, the term of appointment of Ms. Dong shall be for a term of three years with effect from 21 May, 2024. The appointment shall, subject always to re-election as and when required under the Articles of Association and the termination provision of the amended and restated Director agreement, be automatically renewed for successive period of three years.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Dong did not have any relationships with other Directors, senior management, substantial Shareholders or controlling Shareholders.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Dong does not have any interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Ms. Dong will receive a Director’s fee per annum of US$80,000 in cash and 4,212 share awards to be granted pursuant to an effective share incentive plan of the Company per annum in her capacity as an independent non-executive Director.

APPENDIX II	DETAILS OF THE DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Ms. Dong to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Ms. Dong that need to be brought to the attention of the Shareholders.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

KANZHUN LIMITED

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of KANZHUN LIMITED (the “Company”) will be held at 3 p.m. Beijing time on Friday, June 28, 2024 at 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, China for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated May 22, 2024):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the Directors and independent auditor thereon.

2.	To re-elect Mr. Peng Zhao as an executive Director.

3.	To re-elect Mr. Tao Zhang as an executive Director.

4.	To re-elect Ms. Xiehua Wang as an executive Director.

5.	To re-elect Mr. Yan Li as an independent non-executive Director.

6.	To re-elect Ms. Mengyuan Dong as an independent non-executive Director.

7.	To authorize the Board to fix the remuneration of the Directors.

8.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

NOTICE OF THE ANNUAL GENERAL MEETING

                       “THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares (including any sale and/or transfer of Treasury Shares) (which shall have the meaning ascribed to it under the Listing Rules coming into effect on June 11, 2024) or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plans of the Company;

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders in general meeting,

shall not exceed 15% of the total number of issued Shares (excluding any Treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly.”

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable Laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the Laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

NOTICE OF THE ANNUAL GENERAL MEETING

9.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

                         “THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable Laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting.”

10.	As an ordinary resolution, conditional upon the passing of resolutions set out in items 8 and 9 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 8 of this notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or ADSs repurchased by the Company pursuant to the mandate referred to in item 9 of this Notice, provided that such amount shall not exceed 10% of the total number of the issued Shares (excluding any Treasury Shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).

NOTICE OF THE ANNUAL GENERAL MEETING

11.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 23, 2024, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 23, 2024, New York time (the “ADS Record Date”, together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable Laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares), which is available on our website at https://ir.zhipin.com/ or ADS voting card (for holders of ADSs).

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m., Hong Kong time, on Wednesday, June 26, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A. must receive your voting instructions by no later than 10 a.m., New York time, on Thursday, June 20, 2024 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

NOTICE OF THE ANNUAL GENERAL MEETING

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Head Office: 18/F, GrandyVic Building Taiyanggong Middle Road Chaoyang District, Beijing 100020, People’s Republic of China	Registered Office: PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

May 22, 2024

As at the date of this notice, the Board comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong as the independent non-executive Directors.